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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)


                               February 16, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 2 of 5 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,286,313
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,286,313
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,286,313
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 3 of 5 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     15170 North Hayden Road, Suite 1
     Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Christopher A. Johnston

     (b)  c/o Merbanco Incorporated
          3490 Clubhouse Drive, Suite 102
          Jackson, Wyoming 83001

     (c) President of Merbanco Incorporated, 3490 Clubhouse Drive, Suite 102, Jackson, Wyoming 83001; a merchant banking company

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Mr. Johnston is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Johnston acquired the shares in 1996 using his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Johnston was previously a party to a Stockholder Agreement among the issuer and certain other stockholders and reported his ownership as a member of that "group" on Schedule 13G. Mr. Johnston was released as a party to that agreement in February 1999. This filing with respect to his ownership is made in his individual capacity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  (i)  Amount Beneficially Owned: 1,286,313 shares

          (ii) Percent of Class: 22.7%

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 1,286,313

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 1,286,313

          (iv)  Shared power to dispose or to direct the disposition of: -0-

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 4 of 5 Pages
---------------------                                        -------------------

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 5 of 5 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        September 18, 2000
                                        ----------------------------------------
                                                       (Date)

                                        /s/ Christopher A. Johnston
                                        ----------------------------------------
                                                      (Signature)

                                        Christopher A. Johnston
                                        ----------------------------------------
                                        (Name/Title)